SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 5)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Arctic Cat Inc.

(Name of Subject Company (Issuer))

Aces Acquisition Corp.,

Textron Specialized Vehicles Inc.

and

Textron Inc.

(Name of Filing Persons (Offerors)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

039670104

(CUSIP Number of Class of Securities)

E. Robert Lupone

Executive Vice President, General Counsel and Secretary

Textron Inc.

40 Westminster Street, Providence, RI 02903

Telephone: (401) 421-2800

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Robert M. Katz

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY  10022

Telephone:  (212) 848-4000

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$246,258,816.78	$28,541.40

(1)         Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Calculated by adding (a) 13,061,142 shares of common stock of Arctic Cat Inc. issued and outstanding, multiplied by $18.50, the per share tender offer price, (b) 480,518 shares of common stock subject to outstanding stock options with an exercise price less than $18.50 per share, multiplied by $2.71, which is the offer price of $18.50 per share minus the weighted average exercise price for such options of $15.79 per share, and (c) 179,756 shares of common stock subject to outstanding restricted stock units, multiplied by $18.50, the per share tender offer price, in each case as of January 31, 2017. The calculation of the filing fee is based on information provided by Arctic Cat Inc. as of January 31, 2017.

(2)         The filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #1 for fiscal year 2017, issued October 1, 2016, by multiplying the transaction valuation by 0.0001159.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $28,541.40	Filing Party: Aces Acquisition Corp., Textron Specialized Vehicles Inc. and Textron Inc.

Form or Registration No.: Schedule TO-T	Date Filed: February 2, 2017

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          third-party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 5 filed with the Securities and Exchange Commission on March 6, 2017, amends and supplements the Tender Offer Statement filed on Schedule TO (as amended or supplemented, the “Schedule TO”) with the Securities and Exchange Commission on February 2, 2017, by Aces Acquisition Corp., a Minnesota corporation (“Purchaser”) and a direct wholly owned subsidiary of Textron Specialized Vehicles Inc., a Delaware corporation (“Textron Specialized Vehicles”), which is a direct wholly owned subsidiary of Textron Inc., a Delaware corporation (“Textron”), Textron Specialized Vehicles and Textron.  The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (each, a “Share” and collectively, the “Shares”) of Arctic Cat Inc., a Minnesota corporation (“Arctic Cat”), at a price of $18.50 per Share, payable net to the holder thereof in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the offer to purchase, dated February 2, 2017 (as it may be amended or supplemented, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.  The information set forth in the Offer to Purchase, including all schedules thereto, and the related Letter of Transmittal is incorporated herein by reference with respect to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein.  All capitalized terms used in this Amendment No. 5 without definition have the meanings ascribed to them in the Schedule TO.

Items 1, 4, 8 and 11.

The Offer to Purchase and Items 1, 4, 8 and 11 of the Schedule TO, to the extent Items 1, 4, 8 and 11 incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following text:

“The initial offering period of the Offer expired at 5:00 P.M., New York City time, on March 3, 2017.  The Depositary has indicated that, as of the expiration of the Offer, 10,320,282 Shares had been tendered and not withdrawn pursuant to the Offer.  These Shares represent approximately 79% of the outstanding Shares, or 73% of the Shares on a fully diluted basis (as determined pursuant to the Merger Agreement).  All Shares that were validly tendered into the Offer and not properly withdrawn have been accepted for payment.  In addition, the Depositary has received commitments to tender approximately 344,208 Shares in accordance with guaranteed delivery procedures, which, when combined with the Shares tendered and not properly withdrawn from the Offer, represent approximately 82% of the outstanding Shares and 75% of the Shares on a fully diluted basis (as determined pursuant to the Merger Agreement).

Textron announced that Purchaser intends to exercise the Top Up Option and purchase additional Shares from Arctic Cat at a purchase price of $18.50 per Share (the consideration for the Shares purchased in the Top Up Option will consist of (i) an amount equal to the par value of the Shares issued pursuant to the Top Up Option payable in cash and (ii) an amount equal to the balance of the consideration payable by issuance of a promissory note of Purchaser), which together with the Shares purchased in the Offer, will represent at least one Share more than 90% of the Shares on a fully diluted basis (as determined pursuant to the Merger Agreement).

Textron also announced that it intends to effect a “short-form” merger pursuant to Section 302A.621 of the MBCA as promptly as practicable following the exercise of the Top Up Option without the need for a meeting of the shareholders of Arctic Cat.  As a result of the Merger, each outstanding Share (other than Shares owned by (a) Textron or Purchaser or any other subsidiary of Textron or (b) any shareholder of Arctic Cat who is entitled to and properly demands and exercises dissenters’ rights with respect to such Shares pursuant to, and complies in all respects with, the applicable provisions of Minnesota law) will at the Effective Time be converted into the right to receive $18.50, payable net to the holder thereof in cash, without interest, subject to any withholding of taxes required by applicable law.

After the Merger, Arctic Cat will be a wholly owned subsidiary of Textron Specialized Vehicles and an indirect wholly owned subsidiary of Textron, Arctic Cat will cease to be a publicly traded company on the NASDAQ and Arctic Cat will no longer have reporting obligations under the Exchange Act.

The press release announcing, among other things, the expiration and results of the Offer is attached hereto as Exhibit (a)(5)(C).”

Item 12.                          Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(C)	Press release issued by Textron Inc. on March 6, 2017.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 6, 2017

ACES ACQUISITION CORP.

By:	/s/ Elizabeth C. Perkins
Name:	Elizabeth C. Perkins
Title:	Vice President

TEXTRON SPECIALIZED VEHICLES INC.

By:	/s/ Elizabeth C. Perkins
Name:	Elizabeth C. Perkins
Title:	Vice President

TEXTRON INC.

By:	/s/ E. Robert Lupone
Name:	E. Robert Lupone
Title:	Executive Vice President, General Counsel, Secretary and Chief Compliance Officer

EXHIBIT INDEX

Item 12.	Exhibits.

(a)(1)(A)*	Offer to Purchase, dated February 2, 2017.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Form of Instructions to Plan Participants in the Arctic Cat Inc. Retirement Savings Plan.

(a)(1)(G)*	Summary Advertisement as published in The Wall Street Journal on February 2, 2017.

(a)(5)(A)*

Excerpt from press release issued by Textron Inc. on January 25, 2017, originally filed as Exhibit (a)(5)(A) to the Schedule TO-C filed by Textron Inc., Textron Specialized Vehicles Inc. and Aces Acquisition Corp. with the Securities and Exchange Commission on January 25, 2017, which was incorporated by reference into the Schedule TO.

(a)(5)(B)*	Press release issued by Textron Inc. on February 2, 2017.

(a)(5)(C)	Press release issued by Textron Inc. on March 6, 2017.

(b)	Not applicable.

(d)(1)*

Agreement and Plan of Merger, dated as of January 24, 2017, among Textron Inc., Aces Acquisition Corp. and Arctic Cat Inc., originally filed as Exhibit 2.1 to Arctic Cat Inc.’s Form 8-K filed with the Securities and Exchange Commission on January 25, 2017, which was incorporated by reference into the Schedule TO.

(d)(2)*	Confidentiality Agreement, dated as of October 6, 2016, by and between Arctic Cat Inc. and Textron Inc.

(g)	Not applicable.

(h)	Not applicable.

*       Previously filed.